SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

(Mark One)

[**X**] Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended **March 31, 2005**.

[ ] Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____.

Commission file number: **000-29321**

MONTANA MINING CORP.
(Exact name of small business issuer as specified in its charter)

NEVADA	**87-0643635**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1403 East 900 South, Salt Lake City, Utah 84105
(Address of principal executive office)   (Zip Code)

(801) 582-9609
(Registrant's telephone number)

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes__**X**___   No

The number of outstanding shares of the registrant's common stock, $0.001 par value (the only class of voting stock), as of May 12, 2005 was 6,312,900.

TABLE OF CONTENTS

PART I

PART II

PART I

ITEM 1.   FINANCIAL STATEMENTS

As used herein, the term "Company" refers to Montana Mining Corp., a Nevada corporation, unless otherwise indicated. In the opinion of management, the accompanying unaudited financial statements included in this Form 10-QSB reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

MONTANA MINING CORP.
(A Development Stage Company)
BALANCE SHEETS

		March 31, 2005 (Unaudited)	December 31, 2004 (Audited)
ASSETS			
Current assets - cash	$	8,700	12,506
Prepaid expenses		5,208	8,333
Total current assets	$	13,908	20,839
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	7,393	4,723
Total current liabilities		7,393	4,723
Commitments			
Stockholders' equity:			
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued and outstanding		-	-
Common stock, $.001 par value, 500,000,000 shares authorized, 6,312,900 shares issued and outstanding		6,313	6,313
Additional paid-in capital		103,069	103,069
Deficit accumulated during the exploration stage		(102,867)	(93,266)
Total stockholders' equity		6,515	16,116
Total liabilities and stockholders' equity	$	13,908	20,839

The accompanying notes are an integral part of these financial statements

MONTANA MINING CORP.
(A Development Stage Company)
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

| | | Three Months Ended March 31, | | Cumulative |
		2005	2004	Amounts
Revenue	$	-	-	-
General and administrative costs		9,601	2,484	102,867
Loss before income taxes		(9,601)	(2,484)	(102,867)
Provision for income taxes		-	-	-
Net Loss	$	(9,601)	(2,484)	(102,867)
Loss per common share - basic and diluted	$	-	-	
Weighted average common shares - basic and diluted		6,313,000	6,313,000	

The accompanying notes are an integral part of these financial statements

MONTANA MINING CORP.
(A Development Stage Company)
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

		Three Months Ended March 31,		Cumulative
		2005	2004	Amounts
Cash flows from operating activities:				
Net loss	$	(9,601)	(2,484)	(102,867)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock compensation expense		-	-	5,007
(Increase) decrease in prepaid expenses		3,125	-	(5,208)
Increase in accounts payable		2,670	2,099	7,393
Net cash used in operating activities		(3,806)	(385)	(95,675)
Cash flows from investing activities:		-	-	-
Cash flows from financing activities:				
Decrease in stock subscription receivable		-	-	465
Increase in common stock		-	-	103,910
Net cash provided by financing activities		-	-	104,375
Net increase (decrease) in cash		(3,806)	(385)	8,700
Cash, beginning of period		12,506	58,069	-
Cash, end of period	$	8,700	57,684	8,700

The accompanying notes are an integral part of these financial statements

MONTANA MINING CORP.
(A Development Stage Company)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
March 31, 2005

Note 1 - Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared by management in accordance with the instructions in Form 10-QSB and, therefore, do not include all information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company's Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operations are not necessarily indicative of the results to be expected for the full year ended December 31, 2005.

Note 2 – Additional Footnotes Included By Reference

Except as indicated in Notes above, there have been no other material changes in the information disclosed in the notes to the financial statements included in the Company's Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission. Therefore, those footnotes are included herein by reference.

Note 3 - Going Concern

At March 31, 2005 the Company has an accumulated deficit, has incurred losses since inception as well as negative cash flow from operations. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has abandoned exploration activities and is currently in the process of identifying a suitable business opportunity pursuant to acquisition or merger. Management believes that the identification of a suitable business opportunity can be completed through the use of its current cash position. However, there can be no assurance that management will be successful in identifying a suitable business opportunity or that funds will be available to the Company on terms acceptable to the Company to complete an acquisition or merger.

ITEM 2.

MANAGEMENT'S PLAN OF OPERATION

The Company's plan of operation for the coming year, as discussed above, is to identify and acquire a favorable business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each opportunity on its merits.

The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in any transaction, as of the date of this filing.

Results of Operations

During the period ended March 31, 2004, the Company began the process of identifying a prospective business opportunity, which opportunity if acquired, may or may not produce revenue. Therefore, due to this uncertainty, the Company does not expect any revenues until such time as a revenue producing acquisition is accomplished.

For the current fiscal year, the Company anticipates incurring a loss as a result of administration expenses, accounting costs, and expenses associated with maintaining its disclosure obligations under the Exchange Act of 1934, as amended ("Exchange Act"). Since the Company does not anticipate generating any revenues in the near term it will continue to operate at a loss.

Net Loss

For the period from December 7, 1999 to March 31, 2005, the Company recorded an operating loss of $102,867. The Company's operating loss is attributable to general and administrative expenses. The general and administrative expenses include incorporation costs, offering costs, accounting costs, and costs associated with the preparation of disclosure documentation in connection with registration pursuant to the Exchange Act of 1934. General and administrative expenses also include exploration expenses incurred by consultants, the costs associated with test results, costs directly related to the Company's exploration program on the Dobler Mine property and option expenses of $25,000 which were paid according to the terms of an option purchase agreement. The Company did not generate any revenues during this period.

The Company expects to continue to operate at a loss through fiscal 2005 and due to the nature of the Company's search for a suitable business opportunity cannot determine whether it will ever generate revenues from operations.

Capital Expenditures

The Company expended no amounts on capital expenditures for the period from December 7, 1999 to March 31, 2005.

Capital Resources and Liquidity

The Company had current assets of $13,908 and total assets of $13,908 as of the three month period ended March 31, 2005. These assets consist of cash on hand of $8,700 and pre-paid expenses of $5,208. Net stockholders' equity in the Company was $6,515 at March 31, 2005.

The Company is in the development stage and, since inception, has experienced significant changes in liquidity, capital resources and shareholders' equity.

Cash flow used in operating activities was $95,675 for the period from December 7, 1999 to March 31, 2005. Cash was used on accounting, administration, consulting and exploration expenses

Cash flow provided from the issuance of common stock was $104,375 for the period from December 7, 1999 to March 31, 2005. On December 10, 1999, a total of 1,000,000 pre-reverse shares of common stock were issued for cash. The shares were issued at $0.001, and the Company received $1,000. On December 15, 1999, a total of 37,500 pre-reverse shares of common stock were issued for cash. The shares were issued at $0.01, and the Company received $375. On March 28, 2001, a total of 520,000 pre-reverse shares of common stock were issued for cash. The shares were issued at $0.006, and the Company received $3,000. Cash flow provided from the receipt of related party loans was $2,500 for the period from December 7, 1999 to December 31, 2003. The loan was unsecured, non-interest bearing and had no certain date for repayment. The loan was repaid on September 2, 2004. Organizational expenses were funded by these financing activities and expensed to operations. On August 26, 2002, a total of 5,000,000 post-reverse shares of common stock were issued for cash. The shares were issued at $0.02, and we received $100,000. Option expenses and costs associated with exploration activities related to the Dobler Mine property were funded by cash flow provided from the issuance of common stock.

The Company's current assets may not be sufficient to conduct its plan of operation over the next twelve (12) months. Further, should the Company acquire a business opportunity over the next twelve month period then cash requirements may exceed current assets and the Company will have to seek debt or equity financing to fund operations. The Company has no current commitments or arrangements with respect to, or immediate sources of funding. Further, no assurances can be given that funding, if needed, would be available or available to the Company on acceptable terms. The Company's major shareholders would be the most likely source of new funding in the form of loans or equity placements though none have made any commitment for future investment and the Company has no agreement formal or otherwise. The Company's inability to obtain funding, if required, would have a material adverse affect on its plan of operation.

The Company had no formal long term lines or credit or other bank financing arrangements as of September 30, 2004.

Since earnings will be reinvested in operations, the Company does not expect to pay cash dividends in the foreseeable future.

The Company has no defined benefit plan or contractual commitment with any of its officers or directors.

The Company has no current plans for any significant purchase or sale of any plant or equipment outside of normal items to be utilized by yard personnel.

Critical Accounting Policies

In the notes to the audited consolidated financial statements for the year ended December 31, 2004 included in the Company's Form 10-KSB, the Company discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. The Company believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires Company management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, the Company evaluates estimates. The Company bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-QSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-QSB, other than statements of historical facts, address matters that the Company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the Company. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond our control, include (i) the sufficiency of existing capital resources and the Company's ability to raise additional capital to fund cash requirements for future operations; (ii) uncertainties involved in the Company's business prospects; (iii) the ability of the Company to achieve and maintain sufficient revenues to fund operations; (iv) volatility of the stock market; and (v) general economic conditions. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

<u>**Going Concern**</u>

The Company's auditors have expressed an opinion as to the Company's ability to continue as a going concern as a result of an accumulated deficit of $93,266 as of December 31, 2004. The Company's ability to continue as a going concern is subject to the ability of the Company to realize a profit and /or obtain funding from outside sources. Management's plan to address the Company's ability to continue as a going concern includes: (1) obtaining funding from private placement sources; (2) obtaining additional funding from the sale of the Company's securities; (3) establishing revenues from prospective business opportunities; (4) obtaining loans and grants from various financial institutions where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

ITEM 3.   CONTROLS AND PROCEDURES

The Company's president acts both as the Company's chief executive officer and chief financial officer and is responsible for establishing and maintaining disclosure controls and procedures for the Company.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"), as of March 31, 2005. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

The auditors did not test the effectiveness of nor relied on the internal controls of the Company for the fiscal quarters ended March 31, 2005 and 2004.

(b) Changes in Internal Controls

During the period ended March 31, 2005, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

PART II

ITEM 6.   EXHIBITS

Exhibits required to be attached by Item 601 of Regulation S-B are listed in the Index to Exhibits on page 13 of this Form 10-QSB, and are incorporated herein by this reference.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, this 12th day of May, 2005.

MONTANA MINING CORP.

/s/ Ruairidh Campbell
Ruairidh Campbell
Chief Executive Officer, Chief Financial Officer and Director

INDEX TO EXHIBITS

Exhibit No.	Page No.	Description
3(i)(a)	*	Articles of Incorporation of the Company, formally known as Aswan Investments, Inc. (incorporated herein by reference from Exhibit No. 3(i) of the Company's Form 10-SB as filed with the SEC on February 3, 2000).
3(i)(b)	*	Amendment to Articles of Incorporation filed with the State of Nevada on August 5, 2002 (incorporated herein by reference from Exhibit No. 3(i)(b) of the Company's Form 8-K as filed with the SEC on August 15, 2002).
3(i)(c)	*	Amendment to Articles of Incorporation filed with the State of Nevada on October 12, 2004 (incorporated herein by reference from Exhibit No. 3(i)(c) of the Company's Form 10-QSB filed with the SEC on November 8, 2004).
3(ii)	*	By-laws of the Company adopted on December 10, 1999 formally known as Aswan Investments, Inc. (incorporated herein by reference from Exhibit No. 3(i) of the Company's Form 10-SB as filed with the SEC on February 3, 2000).
10(i)	*	Option Purchase Agreement between the Company and Monument Resources, Inc. dated July 19, 2002 (incorporated herein by reference from Exhibit No. 10(i) of the Company's Form 10-QSB/A filed with the SEC on November 8, 2002).
14	*	Code of Ethics adopted April 14, 2004 (incorporated herein by reference herein by reference from Exhibit No. 14 of the Company's Form 10-KSB/A filed with the SEC on April 16, 2004).
23(i)	*	Consent of Joseph Anzman, Registered Geophysicist dated November 23, 2002 (incorporated herein by reference from Exhibit 23(i) of the Company's Form SB-2/A-2 filed with the SEC on November 29, 2002).
31	14	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 of the Securities and Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	15	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference from previous filings of the Company.

EXHIBIT 31

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ruairidh Campbell, chief executive officer and chief financial officer of Montana Mining Corp., ("Registrant") certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: May 12, 2005

/s/ Ruairidh Campbell
Ruairidh Campbell, Chief Executive Officer and Chief Financial Officer

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB of Montana Mining Corp. ("Registrant") for the quarterly period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Ruairidh Campbell, chief executive officer and chief financial officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) This Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly represents, in all material respects, the financial condition of Registrant at the end of the period covered by this Report and results of operations of Registrant for the period covered by this Report.

/s/ Ruairidh Campbell
Ruairidh Campbell
Chief Executive Officer and Chief Financial Officer
May 12, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.